SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 18 November 2002

                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Bank of Ireland



2. Name of director


Roy Bailie



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As 2



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Roy Bailie



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase of Stock in lieu of Part Director's Fees.



7. Number of shares / amount of stock acquired


90



8. Percentage of issued class


0%



9. Number of shares/amount of stock disposed


N/A



10. Percentage of issued class


N/A



11. Class of security


Ordinary Stock



12. Price per share
Euro 11.35



13. Date of transaction


 15 November 2002



14. Date company informed


15 November 2002



15. Total holding following this notification


1,131



16. Total percentage holding of issued class following this notification


0.0001%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant






18. Period during which or date on which exercisable






19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise






22. Total number of shares or debentures over which options held following this notification






23. Any additional information






24. Name of contact and telephone number for queries


Terence H. Forsyth  + 353 16043400



25. Name and signature of authorised company official responsible for making this notification


Terence H. Forsyth



Date of Notification


18 November 2002






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Bank of Ireland



2. Name of director


Tony Barry



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As 2



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Tony Barry



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase of Stock in lieu of Part Director's Fees.



7. Number of shares / amount of stock acquired


90



8. Percentage of issued class


0%



9. Number of shares/amount of stock disposed


N/A



10. Percentage of issued class


N/A



11. Class of security


Ordinary Stock



12. Price per share
Euro 11.35



13. Date of transaction


 15 November 2002



14. Date company informed


15 November 2002



15. Total holding following this notification


38,288



16. Total percentage holding of issued class following this notification


0.004%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant






18. Period during which or date on which exercisable






19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise






22. Total number of shares or debentures over which options held following this notification






23. Any additional information






24. Name of contact and telephone number for queries


Terence H. Forsyth  + 353 16043400



25. Name and signature of authorised company official responsible for making this notification


Terence H. Forsyth



Date of Notification


18 November 2002






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Bank of Ireland



2. Name of director


Richard Burrows



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As 2



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Richard Burrows



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase of Stock in lieu of Part Director's Fees.



7. Number of shares / amount of stock acquired


125



8. Percentage of issued class


0%



9. Number of shares/amount of stock disposed


N/A



10. Percentage of issued class


N/A



11. Class of security


Ordinary Stock



12. Price per share
Euro 11.35



13. Date of transaction


 15 November 2002



14. Date company informed


15 November 2002



15. Total holding following this notification


34,536



16. Total percentage holding of issued class following this notification


0.003%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant






18. Period during which or date on which exercisable






19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise






22. Total number of shares or debentures over which options held following this notification






23. Any additional information






24. Name of contact and telephone number for queries


Terence H. Forsyth  + 353 16043400



25. Name and signature of authorised company official responsible for making this notification


Terence H. Forsyth



Date of Notification


18 November 2002






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Bank of Ireland



2. Name of director


Laurence Crowley



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As 2



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Laurence Crowley



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase of Stock in lieu of Part Director's Fees.



7. Number of shares / amount of stock acquired


481



8. Percentage of issued class


0%



9. Number of shares/amount of stock disposed


N/A



10. Percentage of issued class


N/A



11. Class of security


Ordinary Stock



12. Price per share
Euro 11.35



13. Date of transaction


 15 November 2002



14. Date company informed


15 November 2002



15. Total holding following this notification


30,395



16. Total percentage holding of issued class following this notification


0.003%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant






18. Period during which or date on which exercisable






19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise






22. Total number of shares or debentures over which options held following this notification






23. Any additional information






24. Name of contact and telephone number for queries


Terence H. Forsyth  + 353 16043400



25. Name and signature of authorised company official responsible for making this notification


Terence H. Forsyth



Date of Notification


18 November 2002








                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Bank of Ireland



2. Name of director


Donal Geaney



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As 2



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Donal Geaney



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase of Stock in lieu of Part Director's Fees.



7. Number of shares / amount of stock acquired


90



8. Percentage of issued class


0%



9. Number of shares/amount of stock disposed


N/A



10. Percentage of issued class


N/A



11. Class of security


Ordinary Stock



12. Price per share
Euro 11.35



13. Date of transaction


 15 November 2002



14. Date company informed


15 November 2002



15. Total holding following this notification


7,453



16. Total percentage holding of issued class following this notification


0.001%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant






18. Period during which or date on which exercisable






19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise






22. Total number of shares or debentures over which options held following this notification






23. Any additional information






24. Name of contact and telephone number for queries


Terence H. Forsyth  + 353 16043400



25. Name and signature of authorised company official responsible for making this notification


Terence H. Forsyth



Date of Notification


18 November 2002








                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Bank of Ireland



2. Name of director


Maurice Keane



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As 2



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Maurice Keane



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase of Stock in lieu of Part Director's Fees.



7. Number of shares / amount of stock acquired


91



8. Percentage of issued class


0%



9. Number of shares/amount of stock disposed


N/A



10. Percentage of issued class


N/A



11. Class of security


Ordinary Stock



12. Price per share
Euro 11.35



13. Date of transaction


 15 November 2002



14. Date company informed


15 November 2002



15. Total holding following this notification


1,191,052



16. Total percentage holding of issued class following this notification


0.12%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant






18. Period during which or date on which exercisable






19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise






22. Total number of shares or debentures over which options held following this notification






23. Any additional information






24. Name of contact and telephone number for queries


Terence H. Forsyth  + 353 16043400



25. Name and signature of authorised company official responsible for making this notification


Terence H. Forsyth



Date of Notification


18 November 2002






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Bank of Ireland



2. Name of director


Ray Mac Sharry



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As 2



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Ray MacSharry



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase of Stock in lieu of Part Director's Fees.



7. Number of shares / amount of stock acquired


90



8. Percentage of issued class


0%



9. Number of shares/amount of stock disposed


N/A



10. Percentage of issued class


N/A



11. Class of security


Ordinary Stock



12. Price per share
Euro 11.35



13. Date of transaction


 15 November 2002



14. Date company informed


15 November 2002



15. Total holding following this notification


1,339



16. Total percentage holding of issued class following this notification


0.001%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant






18. Period during which or date on which exercisable






19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise






22. Total number of shares or debentures over which options held following this notification






23. Any additional information






24. Name of contact and telephone number for queries


Terence H. Forsyth  + 353 16043400



25. Name and signature of authorised company official responsible for making this notification


Terence H. Forsyth



Date of Notification


18 November 2002






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Bank of Ireland



2. Name of director


Caroline Marland



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As 2



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Caroline Marland



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase of Stock in lieu of Part Director's Fees.



7. Number of shares / amount of stock acquired


90



8. Percentage of issued class


0%



9. Number of shares/amount of stock disposed


N/A



10. Percentage of issued class


N/A



11. Class of security


Ordinary Stock



12. Price per share
Euro 11.35



13. Date of transaction


 15 November 2002



14. Date company informed


15 November 2002



15. Total holding following this notification


1,090



16. Total percentage holding of issued class following this notification


0.0001%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant






18. Period during which or date on which exercisable






19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise






22. Total number of shares or debentures over which options held following this notification






23. Any additional information






24. Name of contact and telephone number for queries


Terence H. Forsyth  + 353 16043400



25. Name and signature of authorised company official responsible for making this notification


Terence H. Forsyth



Date of Notification


18 November 2002






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Bank of Ireland



2. Name of director


Tom Moran



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As 2



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Tom Moran



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase of Stock in lieu of Part Director's Fees.



7. Number of shares / amount of stock acquired


90



8. Percentage of issued class


0%



9. Number of shares/amount of stock disposed


N/A



10. Percentage of issued class


N/A



11. Class of security


Ordinary Stock



12. Price per share
Euro 11.35



13. Date of transaction


 15 November 2002



14. Date company informed


15 November 2002



15. Total holding following this notification


1,105



16. Total percentage holding of issued class following this notification


0.0001%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant






18. Period during which or date on which exercisable






19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise






22. Total number of shares or debentures over which options held following this notification






23. Any additional information






24. Name of contact and telephone number for queries


Terence H. Forsyth  + 353 16043400



25. Name and signature of authorised company official responsible for making this notification


Terence H. Forsyth



Date of Notification


18 November 2002








                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Bank of Ireland



2. Name of director


Denis O'Brien



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As 2



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Denis O'Brien



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase of Stock in lieu of Part Director's Fees.



7. Number of shares / amount of stock acquired


90



8. Percentage of issued class


0%



9. Number of shares/amount of stock disposed


N/A



10. Percentage of issued class


N/A



11. Class of security


Ordinary Stock



12. Price per share
Euro 11.35



13. Date of transaction


 15 November 2002



14. Date company informed


15 November 2002



15. Total holding following this notification


201,090



16. Total percentage holding of issued class following this notification


0.02%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant






18. Period during which or date on which exercisable






19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise






22. Total number of shares or debentures over which options held following this notification






23. Any additional information






24. Name of contact and telephone number for queries


Terence H. Forsyth  + 353 16043400



25. Name and signature of authorised company official responsible for making this notification


Terence H. Forsyth



Date of Notification


18 November 2002






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Bank of Ireland



2. Name of director


Mary Redmond



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As 2



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Mary Redmond



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase of Stock in lieu of Part Director's Fees.



7. Number of shares / amount of stock acquired


131



8. Percentage of issued class


0%



9. Number of shares/amount of stock disposed


N/A



10. Percentage of issued class


N/A



11. Class of security


Ordinary Stock



12. Price per share
Euro 11.35



13. Date of transaction


 15 November 2002



14. Date company informed


15 November 2002



15. Total holding following this notification


2,263



16. Total percentage holding of issued class following this notification


0.0002%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant






18. Period during which or date on which exercisable






19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise






22. Total number of shares or debentures over which options held following this notification






23. Any additional information






24. Name of contact and telephone number for queries


Terence H. Forsyth  + 353 16043400



25. Name and signature of authorised company official responsible for making this notification


Terence H. Forsyth



Date of Notification


18 November 2002






This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           The Governor and Company
                                            of the Bank of Ireland




                                                T.H. Forsyth
                                              Group Secretary



                                           Date: 18 November 2002